

OLD MUTUAL®

Funds II

PROSPECTUS

Institutional Class Shares

June 21, 2010

Old Mutual US Government
  Money Market Fund* (ticker symbol: OUGXX)
Old Mutual US Treasury
  Money Market Fund* (ticker symbol: OUTXX)

*Institutional Class shares of Old Mutual US Government Money Market Fund and Old Mutual US Treasury Money Market Fund are not
 currently offered for sale.

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved any Fund shares or determined whether the
information contained in this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

	Page
FUND SUMMARIES	**4**
Old Mutual US Government Money Market Fund	4
Old Mutual US Treasury Money Market Fund	6
MORE ABOUT THE FUNDS	**8**
Purchase and Sale of Fund Shares	8
Tax Information	8
Financial Intermediary Compensation..	8
Investment Objectives, Strategies, and Risks	8
Disclosure of Portfolio Holdings	8
MANAGEMENT	**9**
The Adviser	9
The Sub-Adviser	9
YOUR INVESTMENT	**10**
Your Share Price..	10
Valuing Portfolio Securities	10
Policy Regarding Excessive or Short-Term Trading..	10
Buying Shares	10
Selling Shares	10
General Policies	11
Investing in the Funds	11
Distributions and Taxes	12
Other Payments..	13
FINANCIAL HIGHLIGHTS	**14**

FUND SUMMARIES

Old Mutual US Government Money Market Fund

Investment Objective

The Old Mutual US Government Money Market Fund (the "Fund") is a money market fund that seeks safety and liquidity with the highest available current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Additional fees may be imposed by your adviser, broker, or financial intermediary.

	Institutional Class
Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management Fees[1]	0.18%
Other Expenses[2]	0.17%
Total Annual Fund Operating Expenses	0.35%
Fee Waivers and/or Expense Reimbursement	(0.15)%
Net Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursement[3]	0.20%

1   Management Fees include fees for advisory and administrative services.

2   Other Expenses are based on estimated amounts for the current fiscal year.

3   Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Adviser") contractually agreed to limit the operating expenses of the Institutional Class shares of the Fund (excluding underlying fund fees and expenses, interest, taxes, brokerage costs and commissions, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) to an annual rate of 0.20% through December 31, 2011. The Adviser is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the fees were waived. This expense limitation and fee waiver agreement may be amended or continued beyond December 31, 2011 by written agreement of the parties.

The Adviser voluntarily agreed to waive its fees or reimburse other Fund expenses to the extent necessary to assist the Fund in maintaining a minimum yield of 0.0%. There is no guarantee that the Fund will maintain this yield. The agreement to reimburse expenses to maintain a 0.0% minimum yield is voluntary and may be discontinued by the Adviser at any time.

Example

This Example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's annual operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years*
Institutional Class	$20	$97

*   The Adviser contractually agreed to limit the operating expenses of Institutional Class shares of the Fund (excluding underlying fund fees and expenses, interest, taxes, brokerage costs and commissions, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) to an annual rate of 2.75%, effective January 1, 2012 through December 31, 2020. The Adviser is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the fees were waived. The extended expense limitation agreement may be amended or continued beyond December 31, 2020 by written agreement of the parties.

Principal Investment Strategies

To pursue its objective, the Fund invests in securities issued or guaranteed as to principal or interest by the U.S. government, its agencies or instrumentalities ("U.S. Government and Agency Securities"), including repurchase agreements relating to such securities. The Fund seeks to maintain a stable $1.00 share price. A portion of the Fund's dividends is generally exempt from state and local income taxes (but not federal income tax) to the extent derived from interest on securities issued by the U.S. government or certain of its agencies (but not income derived from repurchase agreements on those securities).

The Fund's Portfolio Managers monitor a range of economic and financial factors, in order to weigh the yields of securities of various maturities against their levels of interest rate risk. Based on their analysis, the Portfolio Managers invest the Fund's assets in a mix of securities that is intended to provide as high a yield as possible without violating the Fund's credit quality policies or jeopardizing the stability of its share price.

Principal Risks

An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Interest Rate Risk. Most of the Fund's performance depends on interest rates. When interest rates fall, the Fund's yields will typically fall as well.

Credit Risk. Not all securities issued or guaranteed by U.S. government agencies or instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some are backed by the right of the issuing entity to borrow from the Treasury, while others are supported by the Treasury's discretionary authority to lend to the issuer, and still others are backed only by the issuing entity. This means there is at least some possibility of default.

Counter-Party Risk. Performance could also be harmed if any of the counter-parties to repurchase agreements has its credit rating reduced or goes into default.

Yield Risk. The Fund's emphasis on U.S. government and agency securities may mean that its yields are lower than those available from certain other money market funds, on either a before- or after-tax basis. Over time, the Fund may produce lower returns than bond or stock investments.

Market Risk. Recent instability in the financial markets has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund's ability to achieve its investment objective.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of the Fund's portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund.

Performance Information

Performance information is not presented since the Fund is new. Performance information will be presented for the Fund after it has been in operation for one complete calendar year.

Management

Investment Manager: Old Mutual Capital, Inc.

Investment Sub-Adviser: Dwight Asset Management Company LLC

For important information about purchase and sale of Fund shares, tax information, and financial intermediary compensation, please turn to the "More About the Funds" section of this Prospectus on page 8.

Old Mutual US Treasury Money Market Fund

Investment Objective

The Old Mutual US Treasury Money Market Fund (the "Fund") is a money market fund that seeks maximum safety and liquidity with the highest available current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Additional fees may be imposed by your adviser, broker, or financial intermediary.

	Institutional Class
Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management Fees[1]	0.18%
Other Expenses[2]	0.28%
Total Annual Fund Operating Expenses	0.46%
Fee Waivers and/or Expense Reimbursement	(0.26)%
Net Annual Fund Operating Expenses **after Fee Waivers and/or Expense Reimbursement[3]**	0.20%

1   Management Fees include fees for advisory and administrative services.
2   Other Expenses are based on estimated amounts for the current fiscal year.
3   The Adviser contractually agreed to limit the operating expenses of the Institutional Class shares of the Fund (excluding underlying fund fees and expenses, interest, taxes, brokerage costs and commissions, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) to an annual rate of 0.20% for Institutional Class shares through December 31, 2011. The Adviser is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the fees were waived. This expense limitation and fee waiver agreement may be amended or continued beyond December 31, 2011 by written agreement of the parties.

       The Adviser voluntarily agreed to waive its fees or reimburse other Fund expenses to the extent necessary to assist the Fund in maintaining a minimum yield of 0.0%. There is no guarantee that the Fund will maintain this yield. The agreement to reimburse expenses to maintain a 0.0% minimum yield is voluntary and may be discontinued by the Adviser at any time.

Example

This Example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's annual operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years*
Institutional Class	$20	$121

*   The Adviser contractually agreed to limit the operating expenses of the Institutional Class shares of the Fund (excluding underlying fund fees and expenses, interest, taxes, brokerage costs and commissions, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) to an annual rate of 2.75%, effective January 1, 2012 through December 31, 2020. The Adviser is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the fees were waived. The extended expense limitation agreement may be amended or continued beyond December 31, 2020 by written agreement of the parties.

Principal Investment Strategies

To pursue its objective, the Fund invests in direct obligations of the U.S. Treasury, including repurchase agreements relating to such securities. The Fund seeks to maintain a stable $1.00 share price.

The Portfolio Managers monitor a range of economic and financial factors to weigh the yields of money market securities of various maturities against their levels of interest rate and credit risk. Based on their analysis, the Portfolio Managers generally invest the Fund's assets in a mix of direct obligations of the U.S. Treasury and repurchase agreements backed by such securities that is intended to provide as high a yield as possible without violating the Fund's credit quality policies or jeopardizing the stability of the Fund's share price.

Principal Risks

An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Interest Rate Risk. Most of the Fund's performance depends on interest rates. When interest rates fall, the Fund's yields will typically fall as well.

Counter-Party Risk. Performance could also be harmed if any of the counter-parties to repurchase agreements has its credit rating reduced or goes into default.

Yield Risk. The Fund's emphasis on direct obligations of the U.S. Treasury may mean that its yields are lower than those available from certain other money market funds, on either a before- or after-tax basis. Over time, the Fund may produce lower returns than bond or stock investments.

Market Risk. Recent instability in the financial markets has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund's ability to achieve its investment objective.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of the Fund's portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund.

Performance Information

Performance information is not presented since the Fund is new. Performance information will be presented for the Fund after it has been in operation for one complete calendar year.

Management

Investment Manager: Old Mutual Capital, Inc.

Investment Sub-Adviser: Dwight Asset Management Company LLC

For important information about purchase and sale of Fund shares, tax information, and financial intermediary compensation, please turn to the "More About the Funds" section of this Prospectus on page 8.

MORE ABOUT THE FUNDS

Purchase and Sale of Fund Shares

Institutional Class shares of the Funds are not currently offered for sale but may be in the future.

Institutional Class shares may be purchased by certain eligible investors and require a minimum initial investment of $1 million in a Fund. Eligible investors may also purchase Institutional Class shares with a minimum initial investment of $100,000 in a Fund, provided they sign a Letter of Intent ("LOI") committing them to increase that investment to a minimum investment of $1 million in that Fund within twelve months. The Adviser reserves the right to change the investment minimums from time to time or to waive them in whole or in part for certain investors or groups of investors.

You may purchase or sell your shares of the Fund any day the Fund is open for business by contacting your broker-dealer or other financial institution at which you maintain an account or by contacting the Fund's transfer agent at 800-347-9256. Your broker-dealer or financial institution may charge you a fee for this service.

For more information about investment minimums and buying and selling shares, refer to the "Your Investment" section of this Prospectus.

Tax Information

The Fund's distributions (other than a return of capital) are generally taxable to you as ordinary income, unless you are investing through a tax deferred arrangement, such as a 401(k) plan or an IRA.

For more information about taxes, refer to the "Your Investment" section of this Prospectus.

Financial Intermediary Compensation

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

Investment Objectives, Strategies, and Risks

The Fund Summaries section of this Prospectus describes the investment objective, principal strategies, and principal risks of each Fund. This section of the Prospectus discusses those and other investment strategies used by the Funds in greater detail and describes additional risks associated with an investment in the Funds. Each Fund seeks to achieve its investment objective through its principal investment strategies. Each Fund is authorized to change its investment objective without shareholder approval, although neither currently intends to do so.

The Statement of Additional Information ("SAI") contains more detailed information about the Funds' investment policies and risks. The back cover of this Prospectus explains how you can get a copy of the SAI.

Fixed Income Securities. Fixed income securities include U.S. government securities, government agency securities, corporate bonds, mortgage-backed and asset-backed securities, lower-rated bonds, foreign bonds, money market instruments, and certain other types of debt or hybrid instruments. Fixed income security prices fluctuate over time. The price of a fixed income security may fall as a result of adverse events involving the issuer of the security, changes in interest rates, or other adverse economic or political events.

A Fund's investment in fixed income securities is subject to interest rate risk and credit risk, including changes in debt ratings.

Interest Rate Risk. A change in interest rates will affect the value of a Fund's fixed income investments. Debt securities tend to move inversely with changes in interest rates. For example, when interest rates rise, debt security prices generally fall.

Credit Risk. The value of the debt securities held by the Old Mutual US Government Money Market Fund also fluctuates with the credit quality of the issuers of those securities. The Fund could lose money if the issuer of a security is unable to meet its financial obligations or goes bankrupt. Failure of an issuer to make timely payments of principal and interest or a decline or perception of decline in the credit quality of a debt security can cause the price of the debt security to fall, potentially lowering the Fund's share price.

Changes in Debt Ratings. If a rating agency assigns a debt security a lower rating, the value of the security will decline because investors will demand a higher rate of return to compensate for the additional perceived risk.

Fixed income securities may be issued by U.S. or non-U.S. corporate and government issuers.

Securities of Other Investment Companies. The Funds may acquire securities of other investment companies, including exchange-traded funds, subject to the limitations of the Investment Company Act of 1940, as amended (the "1940 Act"). A Fund's purchase of securities of other investment companies may result in the indirect payment of additional management and distribution fees charged or incurred by the other investment company.

Securities That Are Not Readily Marketable. Each Fund may invest up to 5% of its total assets in securities that are not "readily marketable." A security is not readily marketable, or "illiquid," if the Fund cannot sell it within 7 days in the ordinary course of business for approximately the amount at which it is valued on the books of the Fund. For example, some securities are not registered under U.S. securities laws and cannot be sold to the public because of Securities and Exchange Commission ("SEC") regulations (these are known as "restricted securities"). Under procedures adopted by the Board of Trustees (the "Board") of Old Mutual Funds II (the "Trust"), certain restricted securities may be deemed liquid and will not be counted toward the 5% limit. Investments in illiquid securities, which may include restricted securities, involve higher risks because a Fund may be unable to sell an illiquid security or sell at a reasonable price. In addition, in order to sell a restricted security, a Fund may have to bear the expenses associated with registering the shares with the SEC and incur delays in selling the security.

Disclosure of Portfolio Holdings

A description of the Trust's policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the SAI. The back cover of this Prospectus explains how you can obtain a copy of the SAI.

MANAGEMENT

The Adviser

Old Mutual Capital, located at 4643 South Ulster Street, Suite 700, Denver, Colorado 80237, is the investment manager to each Fund. The Adviser was organized in 2004 and is a wholly-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a wholly-owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly-owned subsidiary of Old Mutual plc, a London-exchange-listed international financial services firm.

The Adviser oversees investment decisions made by the Sub-Adviser, including monitoring the performance, securities holdings, and portfolio trading of the Sub-Adviser. The Adviser also oversees the Sub-Adviser's compliance with prospectus limitations and other relevant investment restrictions.

Old Mutual Capital and the Trust have applied to the SEC for an exemptive order granting exemptions from certain provisions of the 1940 Act, pursuant to which Old Mutual Capital will, subject to supervision and approval of the Board, be permitted to enter into and materially amend sub-advisory agreements between Old Mutual Capital, the Trust, and sub-advisers without such agreements being approved by the shareholders of the applicable Fund. The Trust and Old Mutual Capital will therefore have the right to hire, terminate, or replace both affiliated and unaffiliated sub-advisers without shareholder approval,

including, without limitation, the replacement or reinstatement of any sub-advisers whose sub-advisory agreement has automatically terminated as a result of an assignment. Old Mutual Capital will have the ultimate responsibility to oversee the sub-advisers and recommend their hiring, termination and replacement, and to reallocate a Fund's assets among the sub-advisers and/or itself. There can be no guarantee that the Trust and Old Mutual Capital will obtain this order from the SEC. If the exemptive order is granted, the Funds intend to rely on this order to operate in the manner described above. Shareholders will be notified of any change in a sub-adviser. Shareholders of a Fund have the right to terminate a sub-advisory agreement with a sub-adviser for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The order also will permit the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and the sub-adviser(s) for each Fund.

The Sub-Adviser

Dwight Asset Management Company LLC, is a Delaware limited liability company located at 100 Bank Street, Burlington, Vermont 05401. The Sub-Adviser manages and supervises the investment of the Funds' assets on a discretionary basis, subject to the supervision of the Adviser. The Sub-Adviser is a majority-owned subsidiary of OMUSH and an affiliate of the Adviser. The Sub-Adviser has provided investment management services to corporations, pension and profit sharing plans, 401(k) and thrift plans since 1983.

Management Fees

For its services to the Funds, the Adviser will receive, on an annual basis, a management fee equal to 0.18% of the average daily net assets of each Fund.

The Sub-Adviser is entitled to receive a fee from the Adviser. The fee arrangement for the Sub-Adviser is described in the SAI.

A discussion regarding the basis for the Board's approval of the investment management agreement between the Trust and the Adviser, and the sub-advisory agreement between the Trust, the Adviser and the Sub-Adviser will be available in the Trust's semi-annual report to shareholders dated September 30, 2010.

In addition, in the interest of limiting the expenses of the Funds, the Adviser has entered into expense limitation agreements with the Trust, on behalf of the Funds, pursuant to which the Adviser has agreed to reduce the fees payable to it under the investment management agreement and to assume other expenses in an amount necessary to limit total annual operating expenses to an annual rate (as a percentage of a Fund's average daily net assets) ("Expense Limit") as set forth in the table below.

	Expense Limit	Expiration Date
Old Mutual US Government Money Market Fund	0.20%	December 31, 2011
	2.75%	December 31, 2020
Old Mutual US Treasury Money Market Fund	0.20%	December 31, 2011
	2.75%	December 31, 2020

The Adviser is entitled to reimbursement from a Fund of any fees waived or expenses assumed pursuant to an expense limitation agreement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the fees were waived.

YOUR INVESTMENT

Your Share Price

The price you pay for a share of a Fund and the price you receive upon selling or redeeming a share of a Fund is called the net asset value ("NAV"). NAV per share class of a Fund is calculated by dividing the total net assets of each class by the total number of such class' shares outstanding. The NAV for the Funds is normally determined at 5:00 p.m. Eastern time each day the New York Stock Exchange ("NYSE") is open. The Funds do not calculate their NAV, and you may not buy or sell Fund shares, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day).

Your purchase, exchange, or redemption of Fund shares will be priced at the NAV calculated after your request is received in good order by the Funds' transfer agent. Shares of the Funds begin to earn dividends on the day of purchase, and earn dividends until the business day before the day of redemption. The NAV of your shares when redeemed may be more or less than the price you originally paid, depending primarily upon a Fund's investment performance. If a Fund invests in another investment company, the Fund's NAV is based in part on the NAV of the other investment companies in which the Fund invests. The prospectuses for these other investment companies explain the circumstances under which they may use fair value pricing and its effects.

Valuing Portfolio Securities

When valuing portfolio securities, each Fund uses a constant amortization method and declares dividends daily in an effort to maintain a constant share price of $1.00. Although there can be no assurances, the Funds do not anticipate that their share price will fluctuate.

Policy Regarding Excessive or Short-Term Trading

The policies regarding excessive or short-term trading adopted by the Funds' Board that are applicable to other Old Mutual Funds I and Old Mutual Funds II portfolios ("Old Mutual Funds") are generally not applicable to the Funds. It is expected that the Funds will be used by shareholders for short-term investing or as cash sweep vehicles. Notwithstanding the foregoing, a Fund reserves the right to reject any purchase or exchange order; change, suspend, or revoke the exchange privilege; or suspend the telephone order privilege if it believes that frequent purchases, exchanges, or redemptions interfere with the Fund's management, costs, or performance.

Buying Shares

You may purchase shares of each Fund on any day the NYSE is open. You may purchase shares directly through the Funds' transfer agent or through select financial service firms that are authorized to sell you shares of the Funds. Such financial service firms may charge you a fee for this service in addition to each Fund's public offering price. If you purchase shares directly through the Funds' transfer agent, your order must be received in good order before 5:00 p.m. Eastern time for your purchase order to receive that day's offering price. If you purchase shares through a financial service firm, the financial service firm must receive your order in good order before 5:00 p.m. Eastern time and promptly transmit the order to the transfer agent for your purchase order to receive that day's offering price. On any day that the NYSE, bond market, or Federal Reserve Wire System close early, the Funds may also close early, and purchase orders received after the closing time will not be processed on that business day. "Good order" means that you have provided sufficient information to process your request as set forth in this Prospectus.

Orders received in good order by 5:00 p.m. Eastern time may not be processed unless payment is received by 5:30 p.m. Eastern time on the same day such order is placed. Best efforts will be made to process an order for which payment is received between 5:30 p.m. and 6:00 p.m. Eastern time on the same day such order is placed, but no assurances can be given that such order will be successfully processed on that business day. If payment is not received by 5:30 p.m. Eastern time, your order may be canceled and you may be liable for any resulting losses or fees incurred by the Funds, the Adviser, the transfer agent, or the custodian.

Institutional Class shares of Old Mutual US Government Money Market Fund and Old Mutual US Treasury Money Market Fund are not currently offered for sale but may be in the future.

Institutional Class shares are available to the following categories of eligible investors and require a minimum initial investment of $1 million in a Fund:

- A bank, trust company, or other type of depository institution purchasing shares for its own account;
- An insurance company, registered investment company, endowment, or foundation purchasing shares for its own account;
- Pension or profit sharing plans or the custodian for such a plan; and
- Qualified or non-qualified employee benefit plans.

Other institutional investors may be eligible to purchase Institutional Class shares at the discretion of the Adviser. Eligible investors may purchase Institutional Class shares with a minimum initial investment of $100,000 in a Fund, provided they sign an LOI committing them to increase that investment to a minimum investment of $1 million in that Fund within twelve months. The Adviser reserves the right to change the amount of Institutional Class investment minimums from time to time or to waive them in whole or in part for certain investors or groups of investors. If you are an eligible investor and do not invest at least $1 million in a Fund within twelve months, you will cease to be an eligible investor.

The Funds also reserve the right to close Institutional Class accounts that do not meet the investment minimum, unless solely as a result of depreciation in share value. If a Fund closes your account, it will redeem your shares and send you the cash proceeds. If you hold Institutional Class shares directly with a Fund, you may receive notice prior to the closure of your account so that you may increase your account balance to the required minimum. Certain Institutional Class accounts held through intermediaries may not be subject to closure by the Funds due to the policies of the intermediaries. However, you may receive notice from your intermediary to increase your Institutional Class account balance to the required minimum to avoid having the intermediary close your account. Please note that you may incur federal income tax liability resulting from the redemption of Fund shares.

Registered investment companies advised by the Adviser are not subject to the Institutional Class investment minimums. Please see the SAI for more information on LOIs.

Selling Shares

You may sell shares of each Fund on any day the NYSE is open. You may sell shares directly through the Funds' transfer agent or through authorized financial service firms. If shares are sold through a financial service firm, such financial service firm may charge you a fee for this service. If you sell shares directly through the Funds' transfer agent, your order must be received in good order before 5:00 p.m. Eastern time for your sell order to be priced at that day's NAV. If you sell shares through a financial service firm, the financial service firm must receive your sell order in good order before 5:00 p.m. Eastern time and promptly transmit the order to the transfer agent for your sell order to be priced at that day's NAV. On any day that the NYSE, bond market, or Federal Reserve Wire System close early, the Funds may also close early, and sell orders received after the closing time will not be processed on that business day.

A Fund generally sends payment for your shares the same day your order is executed, but under certain circumstances payment may not be made until the next business day and may be delayed upon the early closure of the Federal Reserve Wire System. Under unusual circumstances, the Funds may suspend redemptions or postpone payment for up to 7 days as permitted by Section 22(e) under the 1940 Act or as otherwise permitted by the SEC. Generally, under Section 22(e), redemption requests may be postponed or suspended, and the payment of redemption proceeds may be postponed for more than seven days, if the NYSE is closed or if trading is restricted or an emergency exists that makes the disposal of securities or the valuation of securities not reasonably practicable, as determined by the SEC.

General Policies

- **IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT:** The Trust is required by Federal law to obtain, verify, and record information that identifies each person or entity who opens a new account. If you do not provide this information, we may not be able to open your account. Each Fund reserves the right to close your account or take such other action deemed appropriate if we are unable to verify your identity.

- Each Fund may reject or suspend account applications and purchase orders.

- Each Fund reserves the right to make redemptions in securities rather than in cash if the redemption amount exceeds $250,000 or 1% of the aggregate NAV of the Fund in any 90-day period.

- When placing a purchase, sale, or exchange order through an authorized representative, it is the representative's responsibility to promptly transmit your order to the Fund's transfer agent so that you may receive that same day's NAV.

- The Funds produce account statements, annual and semi-annual financial reports and annual updates to the prospectus that will be mailed to you. You may elect to receive the account statements, financial reports and prospectus updates electronically by enrolling at oldmutualfunds.com. Investment instructions are irrevocable. That means that once you have caused your investment instruction to be transmitted, such investment instruction may not be modified or cancelled.

Exchanges

You may exchange some or all shares of a Fund for the same class of another Old Mutual Fund that offers such class of shares as long as the Fund is open to new investors. If the Funds, the Adviser, or one of their agents determines, in its sole discretion, that a shareholder's short-term trading activity is excessive, the determining party may, in its discretion, reject any additional purchase and exchange orders. The minimum investment requirements, as stated in the section of this Prospectus entitled "Your Investment - Buying Shares", also apply to exchanges. Before making an exchange, you should obtain and review the prospectus of the Old Mutual Fund whose shares are being acquired. Shareholders should be aware that a financial intermediary may charge a fee for handling an exchange. Shareholders may realize a taxable gain or loss on any exchange.

Householding

To keep the Funds' costs as low as possible, a single copy of most financial reports and prospectuses is delivered to shareholders who share an address, even if the accounts are registered under different names. This process, known as "householding," does not apply to account statements. To receive separate mailings, please call us and we will begin individual delivery within 30 days of your request.

Investing in the Funds

To Open an Account

You may open an account by calling 800-347-9256.

To Make Additional Investments

By Telephone:

You may purchase shares of a Fund by calling the transfer agent at 800-347-9256 to place your trade and wiring Federal Funds to the Fund immediately thereafter. Investors must call the transfer agent before effecting any purchase.

Federal Funds should be wired to:

> The Bank of New York Mellon
> ABA#: 021000018
> For further credit to a/c #8901008265, Old Mutual Capital

By Internet:

Once you have opened an account, you may place a purchase order for additional shares online. You will need to submit online authorization documents prior to purchasing shares online. Additionally, you are responsible for transmitting payments for shares purchased online in a timely fashion as set forth in this Prospectus. **This option is not currently available, but may be available in the future.** For more information regarding the option to purchase shares online, please call 800-347-9256.

To Sell Shares

By Telephone:

You may sell shares by calling the transfer agent at 800-347-9256 to place your trade. Please provide your name, account number, dollar amount or number of shares you wish to sell, and any other relevant instruction. This option is not available if you declined the option to sell shares by telephone.

Via the Internet:

You may place a redemption order online. You will need to submit online authorization documents prior to redeeming shares online. **This option is not currently available, but may be available in the future.** For more information regarding the option to sell shares online, please call 800-347-9256.

Distributions and Taxes

Dividends and Distributions. Each Fund intends to qualify each year as a regulated investment company under the Internal Revenue Code of 1986, as amended. As a regulated investment company, a Fund generally pays no federal income tax on the income and gains it distributes to you. The Funds pay shareholders dividends from their net investment income and distributions from their net realized capital gains, if available. Each Fund normally calculates its net investment income per share as of 5:00 p.m. Eastern time on each business day. Shares begin to earn dividends on the day of purchase, and continue to earn dividends until the business day before the day of redemption. Distributions of net realized capital gains, if any, normally are paid once annually.

Each Fund's income dividends are based on its estimated daily net income. To the extent actual income differs from the estimated amount, adjustments are made to future days' income dividends.

Dividends and distributions will be reinvested in your Fund account unless you instruct the Fund otherwise. There are no fees on reinvestments. Alternatively, you may elect to receive your dividends and distributions in cash in the form of a check, wire, or Automated Clearing House transfer.

Annual Statements. Every January, you will receive a Form 1099 DIV that shows the tax status of distributions you received the previous calendar year. Distributions declared in December to shareholders of record in such month, but paid in January, are taxable as if they were paid in December. The Funds may reclassify income after your Form 1099 DIV is mailed to you. Prior to issuing your statement, the Funds make every effort to search for reclassified income to reduce the number of corrected forms mailed to shareholders. However, when necessary, the Funds will send you a corrected Form 1099-DIV to reflect reclassified information.

Tax Considerations. Each Fund expects, based on its investment objective and strategies, that its distributions, if any, will consist primarily of ordinary income. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash.

For federal income tax purposes, Fund distributions of short-term capital gains are taxable to you as ordinary income. Because the Funds are money market funds, the Funds do not anticipate realizing any long-term capital gains. None of the Funds' income dividends are anticipated to be qualified dividend income eligible for taxation by individual shareholders at long-term capital gain rates.

Sale or Redemptions of Fund Shares. A sale or exchange of shares of a Fund, including pursuant to a systematic withdrawal plan, may also generate a tax liability for the investor unless your account is tax-exempt. There are two types of tax liabilities you may incur from a sale or exchange: (i) short-term capital gains will apply if you sell or exchange shares of a Fund within one year after buying them, and (ii) long-term capital gains will apply to shares of a Fund sold or exchanged after one year. The table below describes the current tax rates for non-corporate shareholders. However, because each Fund expects to maintain a stable net asset value of $1.00 per share, investors should not have any gain or loss on sale or exchange of Fund shares.

Backup Withholding. By law, if you do not provide a Fund with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding on any distributions of income, capital gains, or proceeds from the sale of your shares. A Fund also must withhold if the Internal Revenue Service instructs it to do so. When withholding is required, the amount will be 28% of any distributions or proceeds paid.

Taxes on Transactions

Your tax treatment depends on your purchase price and tax position, and you should keep your regular account statements for use in determining your tax. Everyone's tax situation is unique. You should always consult your tax professional about federal, state, and local tax consequences.

Tax Rates Applicable to Sales, Exchanges, and Distributions to Individuals and Other Non-Corporate Shareholders

	Tax rate for 15% bracket and lower	Tax rate for brackets higher than 15%
Dividends Generally	Ordinary income rate	Ordinary income rate
Qualified Dividends	0%	15%
Short-term Capital Gains	Ordinary income rate	Ordinary income rate
Long-term Capital Gains	0%	15%

Other. Fund distributions and gains from the sale or exchange of your Fund shares generally are subject to state and local taxes in the location in which you reside. Non-U.S. investors may be subject to U.S. withholding tax at a 30% or lower treaty rate and U.S. estate tax and are subject to special U.S. tax certification requirements to avoid backup withholding and claim any treaty benefits. Exemptions from U.S. withholding tax are provided for capital gain dividends designated by a Fund and paid from long-term capital gains, if any, and, with respect to taxable years of a Fund that begin before January 1, 2010 (unless such sunset date is extended, possibly retroactively to January 1, 2010, or made permanent), designated by a Fund as interest-related dividends and paid from qualified net interest income from U.S. sources and designated as short-term capital gain dividends. However, notwithstanding such exemptions from U.S. withholding at the source, any such dividends and distributions of income and capital gains will be subject to backup withholding at a rate of 28% if you fail to properly certify that you are not a U.S. person.

Other Payments

The Adviser, Distributor, or one or more of their affiliates, from time to time, make payments from their own resources to financial intermediaries in exchange for certain services provided by the financial intermediary, such as placing the Trust and the Funds on the financial intermediary's sales system, placing the Trust and the Funds on the financial intermediary's preferred or recommended list, marketing support services, networking services (including account maintenance and transaction processing), and/or administrative or recordkeeping support services (collectively, "revenue sharing payments"). Such payments are in addition to any distribution and service fees that may be payable by a Fund.

Marketing support payments include payments for conferences and seminars, investor and dealer-sponsored events, educating sales personnel of the financial intermediary, placement on sales lists, and access (in some cases on a preferential basis over competitors of the Trust) to sales meetings and salespeople of the financial intermediary.

From time to time, the Adviser or its affiliates pay "networking fees" to certain broker-dealers who process fund transactions through an automated mutual fund clearinghouse, which reduces the Trust's costs in processing shareholder transactions. These networking fees compensate the broker for its expense in processing transactions through the clearinghouse.

Old Mutual Capital or its affiliates pay certain financial intermediaries for administrative or recordkeeping support services. Administrative and recordkeeping support services may include transaction processing or account maintenance activities (such as processing purchases, redemptions, or exchanges or producing customer account statements or tax statements); sub-accounting services; answering shareholder inquiries relating to the Trust and the Funds; delivering proxy statements, annual reports, updated prospectuses, and other communications; and other recordkeeping services relating to investments in the Funds.

Financial intermediaries may be compensated differently depending on the nature and extent of the services they provide. Financial intermediaries may earn profits on these payments, since the amount of the payment may exceed their cost in providing the service. Certain of these payments are subject to limitations under applicable law.

The Distributor or its affiliates may also make non-service, revenue sharing payments to financial intermediaries at an annual rate specified in writing by the Distributor or its affiliates. These payments generally represent a percentage of a financial intermediary's sales and/or the value of Fund shares within a financial intermediary's client accounts. In addition, financial intermediaries may receive non-cash compensation, such as promotional merchandise bearing the Trust's logo.

The Distributor is motivated to make revenue sharing payments since, in certain circumstances, they promote the sale of Fund shares and the retention of those investments by clients of the financial intermediary. Old Mutual Capital and the Sub-Adviser will benefit from the Distributor's activity through increased advisory fees if additional assets are acquired through sale of Fund shares through such financial intermediaries.

Revenue sharing payments may provide financial intermediaries with an incentive to favor shares of a Fund over sales of shares of other mutual funds or non-mutual fund investments. You may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Fund shares and you should discuss this matter with your financial intermediary and its representatives.

For the fiscal year ended March 31, 2010, the Distributor, the Adviser, or one or more of their affiliates had no revenue sharing arrangements in place with respect to the Funds.

Payments by Old Mutual Funds II

The Trust may also, from time to time, make payments to financial intermediaries that provide administrative or recordkeeping support services, as described above. From time to time, the Trust may also pay networking fees to brokers, up to certain limits.

YOU CAN FIND FURTHER DETAILS IN THE SAI ABOUT THESE PAYMENTS MADE TO FINANCIAL INTERMEDIARIES. YOU CAN ALSO SPEAK TO YOUR FINANCIAL INTERMEDIARY FOR MORE INFORMATION ABOUT THE PAYMENTS MADE BY THE DISTRIBUTOR, OLD MUTUAL CAPITAL, THEIR AFFILIATES, OR THE FUNDS, TO SUCH FINANCIAL INTERMEDIARY. IN CERTAIN CASES, THE PAYMENTS COULD BE SIGNIFICANT AND MAY CAUSE A CONFLICT OF INTEREST FOR YOUR FINANCIAL INTERMEDIARY.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in Old Mutual Funds (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Funds' Class Z shares within the Deferred Plans. During the year ended March 31, 2010, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in Old Mutual Funds was approximately $36,000.

FINANCIAL HIGHLIGHTS

Financial highlights are not presented because the Funds are new.

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FOR MORE INFORMATION

For investors who want more information about the Funds, the Statement of Additional Information (the "SAI") is available, without charge, upon request. The SAI provides more information about the Funds and is incorporated into this Prospectus by reference. To obtain a copy of the SAI or for other information and shareholder inquiries, contact Old Mutual Funds II:

By Telephone:

800-347-9256

By Mail:

Old Mutual Funds II
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

Reports and other information about Old Mutual Funds II (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202.551.8090. Reports and other information about Old Mutual Funds II are also available on the EDGAR database on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, after paying a duplicating fee, by sending your written request to the SEC's Public Reference Section, Washington, D.C. 20549-1520, or by electronic request at publicinfo@sec.gov.

Investment Adviser

Old Mutual Capital, Inc.

Distributor

Old Mutual Investment Partners


OLD MUTUAL

Distributed by Old Mutual Investment Partners
R-10-036 06/2010

SEC File Number 811-04391